Exhibit 99.2

DESCARTES ANNOUNCES FISCAL 2024 SECOND QUARTER FINANCIAL RESULTS

Record Revenues and Income from Operations

WATERLOO, Ontario — September 6, 2023 — The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2024 second quarter (Q2FY24). All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“The Global Logistics Network (GLN) continues to help shippers, carriers and logistics services providers meet challenges facing their logistics and supply chain operations,” said Edward J. Ryan, Descartes’ CEO. “As our customers succeed, they trust us to invest in the GLN's technologies to power logistics and supply chains into the future. Our strong financial results reflect the confidence our customers and other stakeholders have in Descartes and its role in helping their businesses.”

Q2FY24 Financial Results

As described in more detail below, key financial highlights for Descartes’ Q2FY24 included:

●	Revenues of $143.4 million, up 17% from $123.0 million in the second quarter of fiscal 2023 (Q2FY23) and up 5% from $136.6 million in the previous quarter (Q1FY24);
●	Revenues were comprised of services revenues of $130.7 million (91% of total revenues), professional services and other revenues of $11.3 million (8% of total revenues) and license revenues of $1.4 million (1% of total revenues). Services revenues were up 19% from $109.4 million in Q2FY23 and up 5% from $124.1 million in Q1FY24;
●	Cash provided by operating activities of $52.0 million, up 12% from $46.4 million in Q2FY23 and up 6% from $48.9 million in Q1FY24;
●	Income from operations of $36.8 million, up 17% from $31.5 million in Q2FY23 and up 1% from $36.5 million in Q1FY24;
●	Net income of $28.1 million, up 23% from $22.9 million in Q2FY23 and down from $29.4 million in Q1FY24. Net income as a percentage of revenue was 20%, compared to 19% in Q2FY23 and 22% in Q1FY24;
●	Earnings per share on a diluted basis of $0.32, up 19% from $0.27 in Q2FY23 and down from $0.34 in Q1FY24, respectively; and
●	Adjusted EBITDA of $60.6 million, up 12% from $54.0 million in Q2FY23 and up 5% from $57.7 million in Q1FY24. Adjusted EBITDA as a percentage of revenues was 42%, compared to 44% and 42% in Q2FY23 and Q1FY24, respectively.

Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q2	Q1	Q4	Q3	Q2
	FY24	FY24	FY23	FY23	FY23
Revenues	143.4	136.6	125.1	121.5	123.0
Services revenues	130.7	124.1	113.4	110.1	109.4
Gross margin	76%	76%	77%	77%	77%
Cash provided by operating activities	52.0	48.9	50.6	50.9	46.4
Income from operations	36.8	36.5	33.6	34.8	31.5
Net income	28.1	29.4	29.8	26.5	22.9
Net income as a % of revenues	20%	22%	24%	22%	19%
Earnings per diluted share	0.32	0.34	0.34	0.31	0.27
Adjusted EBITDA	60.6	57.7	55.4	54.5	54.0
Adjusted EBITDA as a % of revenues	42%	42%	44%	45%	44%

Year-to-Date Financial Results

As described in more detail below, key financial highlights for Descartes’ six-month period ended July 31, 2023 (1HFY24) included:

●	Revenues of $280.0 million, up 17% from $239.4 million in the same period a year ago (1HFY23);
●	Revenues were comprised of services revenues of $254.9 million (91% of total revenues), professional services and other revenues of $22.8 million (8% of total revenues) and license revenues of $2.3 million (1% of total revenues). Services revenues were up 20% from $212.2 million in 1HFY23;
●	Cash provided by operating activities of $100.9 million, up 11% from $90.8 million in 1HFY23;
●	Income from operations of $73.4 million, up 18% from $62.1 million in 1HFY23;
●	Net income of $57.5 million, up 25% from $46.0 million in 1HFY23. Net income as a percentage of revenues was 21%, compared to 19% in 1HFY23;
●	Earnings per share on a diluted basis of $0.66, up 25% from $0.53 in 1HFY23; and
●	Adjusted EBITDA of $118.3 million, up 12% from $105.2 million in 1HFY23. Adjusted EBITDA as a percentage of revenues was 42%, compared to 44% in 1HFY23.

The following table summarizes Descartes’ results in the categories specified below over 1HFY24 and 1HFY23 (unaudited, dollar amounts in millions):

	1HFY24	1HFY23
Revenues	280.0	239.4
Services revenues	254.9	212.2
Gross margin	76%	76%
Cash provided by operating activities	100.9	90.8
Income from operations	73.4	62.1
Net income	57.5	46.0
Net income as a % of revenues	21%	19%
Earnings per diluted share	0.66	0.53
Adjusted EBITDA	118.3	105.2
Adjusted EBITDA as a % of revenues	42%	44%

Cash Position

At July 31, 2023, Descartes had $227.4 million in cash. Cash increased by $45.2 million in Q2FY24 and decreased $49.0 million in 1HFY24. The table set forth below provides a summary of cash flows for Q2FY24 and 1HFY24 in millions of dollars:

	Q2FY24	1HFY24
Cash provided by operating activities	52.0	100.9
Additions to property and equipment	(2.2)	(3.4)
Acquisitions of subsidiaries, net of cash acquired	—	(142.7)
Issuances of common shares, net of issuance costs	0.6	6.0
Payment of contingent consideration	(6.3)	(6.3)
Payment of withholding taxes on net share settlements	—	(4.9)
Effect of foreign exchange rate on cash	1.1	1.4
Net change in cash	45.2	(49.0)
Cash, beginning of period	182.2	276.4
Cash, end of period	227.4	227.4

Conference Call

Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 5:30 p.m. ET on Wednesday, September 6. Designated numbers are +1 416 764 8658 for North America and +1 888 886 7786 for international, using conference ID 54207156#.

The company will simultaneously conduct an audio webcast on the Descartes website at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast login is required approximately 10 minutes beforehand.

Replays of the conference call will be available until September 13, 2023, by dialling +1 416 764 8692 or Toll-Free for North America using +1 877 674 7070 with Playback Passcode: 207156#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes

Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com and connect with us on LinkedIn and X (Twitter).

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Descartes Investor Contact:

Laurie McCauley +1-519-746-2969

investor@descartes.com

Safe Harbor Statement

This release may contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' expectations concerning future revenues and earnings, and our projections for any future reductions in expenses or growth in margins and generation of cash; our assessment of the  potential impact of geopolitical events such as the ongoing conflict between Russia and Ukraine (the “Ukraine Conflict”), or other potentially catastrophic events, such as the COVID-19 virus (the “Pandemic”) on our business, results of operations and financial condition; continued growth and acquisitions including our assessment of any increased opportunity for our products and services as a result of trends in the logistics and supply chain industries; rate of profitable growth and Adjusted EBITDA margin operating range; demand for Descartes' solutions; growth of Descartes' Global Logistics Network (“GLN”); customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing at levels generally consistent with those experienced historically; the Ukraine Conflict and the Pandemic not having a material negative impact on shipment volumes or on the demand for the products and services of Descartes by its customers and the ability of those customers to continue to pay for those products and services; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully identify and execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the impact of network failures, information security breaches or other cyber-security threats; disruptions in the movement of freight and a decline in shipment volumes including as a result of contagious illness outbreaks; a deterioration of general economic conditions or instability in the financial markets accompanied by a decrease in spending by our customers; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results. The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage. Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed six acquisitions since the beginning of fiscal 2023 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q2FY24, Q1FY24, Q4FY23, Q3FY23, and Q2FY23, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q2FY24	Q1FY24	Q4FY23	Q3FY23	Q2FY23
Net income, as reported on Consolidated Statements of Operations	28.1	29.4	29.8	26.5	22.9
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.3	0.3	0.3	0.3	0.3
Investment income	(2.0)	(1.6)	(2.8)	(1.1)	(0.5)
Income tax expense	10.4	8.4	6.3	9.0	8.8
Depreciation expense	1.4	1.3	1.4	1.3	1.3
Amortization of intangible assets	15.5	14.7	14.3	14.7	16.1
Stock-based compensation and related taxes	4.4	3.3	3.6	3.6	3.8
Other charges	2.5	1.9	2.5	0.2	1.3
Adjusted EBITDA	60.6	57.7	55.4	54.5	54.0

Revenues	143.4	136.6	125.1	121.5	123.0
Net income as % of revenues	20%	22%	24%	22%	19%
Adjusted EBITDA as % of revenues	42%	42%	44%	45%	44%

THE DESCARTES SYSTEMS GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	July 31,	January 31,
	2023	2023
ASSETS
CURRENT ASSETS
Cash	227,409	276,385
Accounts receivable (net)
Trade	56,236	45,173
Other	13,133	11,658
Prepaid expenses and other	26,426	24,676
Inventory	970	759
	324,174	358,651
OTHER LONG-TERM ASSETS	22,657	22,247
PROPERTY AND EQUIPMENT, NET	12,603	11,434
RIGHT-OF-USE ASSETS	5,798	6,774
DEFERRED INCOME TAXES	3,760	11,483
INTANGIBLE ASSETS, NET	282,026	229,808
GOODWILL	765,104	675,647
	1,416,122	1,316,044
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	12,351	10,569
Accrued liabilities	98,091	80,309
Lease obligations	3,177	3,397
Income taxes payable	4,758	7,536
Deferred revenue	85,421	67,784
	203,798	169,595
LONG-TERM DEBT	—	—
LEASE OBLIGATIONS	2,977	3,923
DEFERRED REVENUE	1,773	1,615
INCOME TAXES PAYABLE	7,177	6,120
DEFERRED INCOME TAXES	26,593	35,400
	242,318	216,653

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 85,095,929 at July 31, 2023 (January 31, 2023 – 84,820,100)	546,984	538,448
Additional paid-in capital	486,520	486,551
Accumulated other comprehensive income (loss)	(22,017)	(30,456)
Retained earnings	162,317	104,848
	1,173,804	1,099,391
	1,416,122	1,316,044

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND WEIGHTED AVERAGE SHARE AMOUNTS; US GAAP; UNAUDITED)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2023	2022	2023	2022

REVENUES	143,393	123,011	280,007	239,406
COST OF REVENUES	34,974	28,919	67,859	56,742
GROSS MARGIN	108,419	94,092	212,148	182,664
EXPENSES
Sales and marketing	17,321	14,315	34,374	27,551
Research and development	21,738	18,155	41,805	34,724
General and administrative	14,591	12,700	28,035	24,342
Other charges	2,455	1,289	4,388	2,771
Amortization of intangible assets	15,484	16,086	30,158	31,134
	71,589	62,545	138,760	120,522
INCOME FROM OPERATIONS	36,830	31,547	73,388	62,142
INTEREST EXPENSE	(340)	(284)	(677)	(562)
INVESTMENT INCOME	2,009	461	3,570	614
INCOME BEFORE INCOME TAXES	38,499	31,724	76,281	62,194
INCOME TAX EXPENSE (RECOVERY)
Current	12,252	7,498	19,873	12,339
Deferred	(1,869)	1,324	(1,061)	3,838
	10,383	8,822	18,812	16,177
NET INCOME	28,116	22,902	57,469	46,017
EARNINGS PER SHARE
Basic	0.33	0.27	0.68	0.54
Diluted	0.32	0.27	0.66	0.53
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	85,083	84,783	85,017	84,774
Diluted	86,783	86,338	86,764	86,344

THE DESCARTES SYSTEMS GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2023	2022	2023	2022
OPERATING ACTIVITIES
Net income	28,116	22,902	57,469	46,017
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	1,363	1,301	2,628	2,546
Amortization of intangible assets	15,484	16,086	30,158	31,134
Stock-based compensation expense	4,451	3,736	7,370	6,523
Other non-cash operating activities	(148)	68	72	51
Deferred tax (recovery) expense	(1,869)	1,324	(1,061)	3,838
Changes in operating assets and liabilities	4,614	982	4,230	722
Cash provided by operating activities	52,011	46,399	100,866	90,831
INVESTING ACTIVITIES
Additions to property and equipment	(2,180)	(1,786)	(3,383)	(3,422)
Acquisition of subsidiaries, net of cash acquired	—	(61,096)	(142,700)	(103,988)
Cash used in investing activities	(2,180)	(62,882)	(146,083)	(107,410)
FINANCING ACTIVITIES
Payment of debt issuance costs	—	—	(39)	(66)
Issuance of common shares for cash, net of issuance costs	566	111	6,021	499
Payment of contingent consideration	(6,320)	(5,215)	(6,320)	(5,215)
Payment of withholding taxes on net share settlements	—	—	(4,886)	—
Cash used in financing activities	(5,754)	(5,104)	(5,224)	(4,782)
Effect of foreign exchange rate changes on cash	1,145	(1,162)	1,465	(3,046)
Increase (decrease) in cash	45,222	(22,749)	(48,976)	(24,407)
Cash, beginning of period	182,187	211,779	276,385	213,437
Cash, end of period	227,409	189,030	227,409	189,030